

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2022

John V. Whitman, Jr.
Chief Executive Officer and Chairman
GGTOOR, INC.
430 Walker Lane
Thomasville, Georgia, 31792

>   **Re: GGTOOR, INC.**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed May 6, 2022**
>   **File No. 024-11856**

Dear Mr. Whitman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2022 letter.

Amendment No.1 to Form 1-A Filed May 6, 2022

Executive Compensation, page 24

1.   We note your response to prior comment two. We note your disclosure that the table shows the "current and proposed 2022 compensation" and the bonus "TBD."
      Please revise your disclosure to provide executive compensation disclosure for your last fiscal year, May 31, 2021, including the amount of the bonus. See Item 11 of the Form 1-A instructions.

General

2.   We note your response to comment 6. Please check "yes" in Part I, 1-A: Item 4 "Does the issuer intend to price this offering after qualification pursuant to Rule 253(b)?" We note

John V. Whitman, Jr.
GGTOOR, INC.
May 19, 2022
Page 2

that you use the midpoint of a price range in Part I, Item 4 of Form 1-A because you intend to price the offering after qualification.

Please contact Erin Donahue, Staff Attorney at 202-551-6063 or Sherry Haywood, Staff Attorney at 202-551-3345 with any questions

Sincerely,

Division of Corporation Finance
Office of Manufacturing